Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merchants and Manufacturers Bank Corporation

Commission File Number: 0-15950

Merchants and Manufacturers Bank Corporation

December 29, 2023

Dear Sir or Madam,

I hope this letter finds you in good health and enjoying the holiday season with friends and family.

Some of you may be aware of the recent plan for a merger between our Company and First Busey Corporation (NASDAQ:BUSE) that was announced on November 27th. Pending regulatory and shareholder approval, we expect that the transaction will close sometime in the first half of 2024, likely towards the beginning of the second quarter. Please keep watch for important shareholder voting and transaction election details in the coming months. This would be a great time, if you haven’t done so yet, to update us with your current contact information, including email address. Please email any updates to Jan Markese at jmarkese@m-mbank.com.

Why now, you might ask? During the life of a corporation, a Board is tasked with always asking that same question. For our story, the answer earlier in 2023 was that it was time. When Larry Foy and his fellow co-founders of the Company began operations in 1993, the mission was to build a preeminent commercial bank serving privately-held businesses in the Greater Chicago Area. Over the years, as the Bank grew and became more successful, you, our shareholders, were there to support us. With that support, we have steadily grown our core business while creating our unique “Life Equity Loantm” program. Our success, in part, led the Board of Directors to conclude that the best value for our shareholders was to partner with a similarly cultured institution that could build upon our achievements with much larger resources. Hence, after considering many alternatives, the Board chose to partner with First Busey Corporation, the parent company of Busey Bank.

We are excited to add the strength of our team and offerings to their well-rounded stable of personal, business and wealth management services. Combined, the institution will have approximately $13 billion in assets and approximately $12 billion in assets under management in its wealth management group. We are also pleased to provide a liquidity event for our shareholders who have supported us through this process. At the closing of the merger with Busey, in consideration for your shares of Company common stock, you will have the option to elect to receive cash, BUSE publicly traded stock or a combination of the two, as governed by the merger agreement and subject to certain proration requirements. Again, please keep watch for important shareholder voting and transaction election details in the coming months.

With the Bank’s strong results to date and overall condition, the Board of Directors declared the Corporation’s 81st consecutive dividend payable to shareholders of record on December 19, 2023. That dividend is 6.25¢ per common share for the quarter to end December 31, 2023. Your dividend check is enclosed.

Thank you once again for your support and your confidence.

Sincerely,

/s/ Brad W. Butler

Brad W. Butler
President/CEO	See reverse side for important disclosures.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“Busey”) and Merchants and Manufacturers Bank Corporation (“Merchants”). Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and Merchants’ management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor Merchants undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and Merchants to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and Merchants will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Merchants with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of Merchants’ stockholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli-Palestinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or Merchants’ general business (including changes in response to the recent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or Merchants’ assets (including the impact of the London Interbank Offered Rate phase-out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of Merchants and the performance of Merchants’ life equity loan business; (xviii) unexpected outcomes of existing or new litigation involving Busey or Merchants; (xix) fluctuations in the value of securities held in Busey’s or Merchants’ securities portfolio; (xx) concentrations within Busey’s or Merchants’ loan portfolio, large loans to certain borrowers, and large deposits from certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (xxii) the level of non-performing assets on Busey’s or Merchants’ balance sheets; (xxiii) interruptions involving information technology and communications systems or third-party servicers; (xxiv) breaches or failures of information security controls or cybersecurity-related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Merchants that also constitutes a prospectus of Busey, which will be sent to the stockholders of Merchants. Merchants’ stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, Merchants and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Busey and Merchants can be obtained free of charge from the SEC’s website at www.sec.gov.

These documents also can be obtained free of charge by accessing Busey’ website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4630, or from Merchants, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr., P.O. Box 200, Channahon, Illinois 60410 or by calling (630) 575-9700.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

Busey, Merchants and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.